Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES
NEW LOAN FACILITY WITH PIRAEUS BANK S.A.
TO FINANCE ACQUISITION OF SIXTH AFRAMAX TANKER

ATHENS, GREECE, July 1, 2022 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that it has entered into an agreement for a new amortizing term loan facility of up to approximately US$31.9 million with Piraeus Bank S.A. (the “Facility”) through two separate wholly-owned subsidiaries of the Company. Proceeds from the Facility will be used to refinance approximately US$7.3 million of the existing term loan facility with Piraeus Bank S.A. secured by the M/T P. Yanbu and to partially finance the previously-announced acquisition of the Company’s sixth Aframax tanker vessel, to be renamed M/T P. Sophia, through a second advance of up to approximately US$24.6 million.

The Facility shall bear interest at the rate of LIBOR plus a margin of 2.70% per annum. Based on the amount expected to be drawn down under both advances, the Facility will be repayable in twenty consecutive quarterly installments of US$0.8 million each, and a balloon installment of US$15.9 million payable concurrent with the twentieth quarterly installment. The Facility will be secured by, among other things, a guarantee of the Company and first priority mortgages over the M/T P. Yanbu and M/T P. Sophia.

Commenting on the Facility, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We are very pleased to announce the entry into this new term loan facility with Piraeus Bank at attractive terms to complete funding for the acquisition of M/T P. Sophia. With the financing of the acquisition of our sixth Aframax tanker now secured, we are well-positioned to capitalize on the current favorable tanker charter market with spot charter rates for Aframax tankers quoted at approximately $28,000 and strong fundamentals going forward. We expect to take delivery of the M/T P. Sophia as early as next week and look forward to generating strong cashflows with our expanded fleet.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of Aframax tankers. The Company’s current fleet is employed on spot voyages and through pool arrangements.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessel we have agreed to acquire.

The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to the vessel we have agreed to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.